Exhibit 99.16

Goldcorp Inc.: Technical Report NI 43-101F1 Los Filos Project, Mexico
22 Date and signature page
CERTIFICATE OF QUALIFIED PERSON
I, P John Barton, B.Sc. (eng), MAusIMM, am the former Divisional Manager for Snowden Mining Industry Consultants, 87 Colin Street, West Perth, Western Australia.
I graduated with a Bachelor of Science (Engineering) degree in Mineral Technology from the Royal School of Mines, university of London, UK in 1967.
I am a member of the Australasian Institute of Mining and Metallurgy.
I have worked as a metallurgist and project manager in the minerals industry for more than thirty years since graduating with my bachelor’s degree.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements of a “qualified person” for the purposes of NI 43-101.
I am responsible for the preparation of the technical report titled Technical Report NI 43-101, Los Filos Project, Mexico and dated 31 March 2005 (the “Technical Report”) relating to the Los Filos property and I visited the site 11—12 August 2005 and 11 — 24 January 2006.
I have not had prior involvement with the property that is the subject of the Technical Report.
I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in the report, the omission to disclose which makes this report misleading.
I am independent of the issuer applying all of the tests in Section 1.4 of NI 43-101.
I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on its websites accessible by the public.

/s/ P. John Barton
P. John Barton, B.SC. (Eng), MAusIMM
West Perth, Western Australia
25 September 2006